



Legal, Streaming Music for Business

Creating a Category Killer

Overview



Proven Demand

Growth → now thousands of locations
50+ chains in test → tens of thousands
12M+ locations in North America

Unique B2B Platform

Built for Business
Online self-serve, sign up
Legal B2B music with all licenses

Software IP

Patent pending software
Unique Enterprise features
Intuitive to use & scalable

Addressable Market: **$2.3B**



Example Categories	# of Locations	Example Cloud Cover Subscribers	
Fast Food	230,000	Taco Bell, Burger King, Subway	
Restaurants	1,000,000	Domino's, Pizza Hut	
Convenience Stores	150,000	Circle K, am/pm	
Coffee Shops	75,000	Dunkin Donuts, Dennys	
Auto Dealers + Parts	50,000	Honda, Volvo, Chevrolet	
Salons and Spas	1,100,000	Great Clips, Fantastic Sams	
Retail	3,800,000	Roche Bobois, Sara Campbell	
Hospital / Medical	250,000	Boston Children's Hospital	
Banks and Finance	65,000	H&R Block, First Credit Union	
Hispanic, Metro, Other	2,000,000	Salvation Army, Rio Ranch Market	
Canada	900,000	Scores, University of Toronto	
Overall Estimated Market	**12,000,000+**	**50+ Chains in Test**	

Proven Demand: CCM Sales



Initial Sales from Self-Serve Online, Expanding with VARS and Representatives

- Net revenue doubled January-October 2017

- LTV increased 40% from Q1-Q2

- Growth attribution: 59% new business 41% existing customers

An estimated 4M people now hear CCM music every day



Engaged VARs 400,000+ Locations



Example Engaged VARs (Value Added Resellers)

JNTtek

Satellites Unlimited

Taurus Tech

CSI

Digital Surroundings

AmericaVen (DIY)

Engaged Enterprise Accounts with 1000+ Locations Each



QSR

Company Owned: *company controls music* RFP process. 2000 locations in Southern California alone.



Preferred Provider -franchisor endorses franchisees: Typically get approval via supply chain structure to accelerate closure of franchise owners.



Franchisee Groups:. Build on individual locations closed. Where needed be approved vendor.



Other

Wireless: *T-Mobile, HQ and Franchisees..* T-Mobile has added 1000 stores in US in 2017.



Convenience: *Gas/Service and Convenience stores.*

 

Grocery:. We are focused on value – low cost for this segment.



Selling through representative groups now covering the West Coast, Midwest, Florida, New England and Hospitality

Differentiation: *Competitive Profile*



	cloudcover MUSIC	PANDORA FOR BUSINESS	SiriusXM SATELLITE RADIO	MOOD:	Spotify business
Price per Month	$17.95	$26.95	$24.95	$34.95 for 12 months	$34.99
Standalone Player	$50 + S&H	$99 Required	$70 Required	✗ Streaming	✗
Free Mobile Apps	✓	✗	✗	✓	✓ iOS only
Promotional Messaging	✓	✗	✗	$$$	✗
Reliable Song Removal	✓	✗	✗	✓	✓
Enterprise Location Management	✓	✗	✗	✗	✗



424.272.1814   Log In   **Sign Up**

Music   Messaging   Clients   Enterprise   Plans

Built For Business

Cloud Cover delivers the best streaming background music for businesses both large and small.

TRY IT FREE

Thousands of customers trust Cloud Cover Music as their business music streaming solution.



Disruptive Features



SELF-SERVE SETUP	STREAMING	MONITORING
		
Centralized Control	**Clean, Compliant Music**	**Location Visibility**
• Stations & Mixes • Promotional Messages • Schedules	• Browser • Cloud Box • iOS/Android	• Music History • Message History • Usage Analytics

Low Cost, Scalable Architecture



Managed services integrated for monitoring and automatic scaling

Music & Messages

StackPath

Web Services

amazon webservices

Algorithms & History

amazon webservices

Pending Patents: IP Asset

Streaming Audio Playback Methodology *



Music Algorithms

Tracking Songs

Ingesting Messages

License Compliance

User Permissions

* Utility Patent(s) Pending: Filed May 9, 2013

Legal Music: Fully Compliant





Public Performance Licenses

Music Societies – ASCAP, BMI

Internet Royalties – SoundExchange

Canadian Licensors – RE:Sound & SOCAN



Unlimited Music Rights

- Genres   - Publishers
- Labels   - Composers
- Artists

Music rights are difficult to obtain with lengthy lead-time and unpredictable results. Translates to a competitive advantage.

11

CCM Team





CEO

MARK
LEHMAN

Has Created Multiple
Liquidity Events



Founder

JIM
BIRCH

Sales, Licenses, Legal,
Investor Relations



CTO

STUART
LARKING

Architecture, Development,
IT & Cloud Operations



RYAN
KIM

Software Engineer,
Product Release



RYAN
VIG

Music Manager,
Head Curator



KIMI
BECK

Customer Support
Specialist



MICHAEL
WARNER

Enterprise Support
Specialist



CINDY
SITHI-AMNUAI

Marketing &
Social Media

Full Time Employees: 10 | Part Time Employees: 12